ALPHACENTRIC PRIME MERIDIAN INCOME FUND

36 North New York Avenue

Huntington, NY 11743

FORESIDE FUND SERVICES, LLC

Three Canal Plaza
Portland, ME 04101

December 31, 2019

Via EDGAR Transmission

Marianne Dobelbower and Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       AlphaCentric Prime Meridian Income Fund (the “Registrant”)

   File Nos. 333-216033 and 811-23230

   Request for Acceleration

Dear Mses. Dobelbower and White:

On behalf of the Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of Pre-Effective Amendment Nos. 5/5, filed on December 31, 2019 (Accession No. 0001580642-19-005757) (the “Amendment”) be accelerated to Tuesday, December 31, 2019, or as soon as practicable thereafter. The Amendment was filed on behalf of the Registrant.

Thank you for your prompt attention to the request for acceleration. Please contact Michael P. O’Hare at (215) 564-8198 or Nicole Simon at (212) 812-4137 if you have any questions or need further information.

ALPHACENTRIC PRIME MERIDIAN	FORESIDE FUND SERVICES, LLC
INCOME FUND

/s/ George Amrhein	/s/ Mark Fairbanks
Name: George Amrhein	Name: Mark Fairbanks
Title: President	Title: Vice President